DC

No Act

P.E. 1-3-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047081

January 8, 2007

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/8/2007

Re: Kohl's Corporation
Incoming letter dated December 6, 2006

Dear Mr. Schepp:

This is in response to your letters dated December 6, 2006 and January 3, 2007 concerning the shareholder proposal submitted to Kohl's by The Nathan Cummings Foundation, Catholic Healthcare West, and the Dominican Sisters of Springfield, Illinois. We also have received a letter from The Nathan Cummings Foundation dated January 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Laura J. Shaffer
Manager of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, IL 62704

KOHL'S

RECEIVED

2006 DEC -8 PM 4:44

December 6, 2006

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

VIA DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Kohl's Corporation, a Wisconsin corporation ("Kohl's") hereby gives notice of its intention to omit from its proxy statement for its 2007 annual meeting of shareholders (the "Proxy Statement") a shareholder proposal (the "Proposal") submitted by The Nathan Cummings Foundation and two co-sponsors, Catholic Healthcare West and the Dominican Sisters of Springfield, Illinois (collectively, the "Proponent"). A copy of the Proposal together with the Proponent's supporting statement is attached as **Attachment A.**

The Proposal requests Kohl's to "report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings."

Kohl's respectfully requests confirmation that the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if Kohl's omits the Proposal from the Proxy Statement, pursuant to Rule 14a-8(i)(7) of the Exchange Act. Kohl's believes that the Proposal may be properly omitted because it relates to the conduct of Kohl's ordinary business operations.

The Proposal Relates to Kohl's Ordinary Business Operations.

While the Proposal draws no direct connection between Kohl's and the "public policy issue" of "rising health care expenses", one must assume that the Proposal seeks information on the methodologies behind the health care plan designs and the management of the health care benefits Kohl's provides to its employees. Read together with the supporting statement, the Proponent is asking for a risk assessment of the changing competitive landscape in the health care arena. To the extent the Proposal seeks a report on the management of employee benefits provided to Kohl's general workforce, it clearly relates to Kohl's ordinary business operations. Proposals of this type have consistently been deemed by the Staff as excludable pursuant to Rule 14a-8(i)(7).

Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), states that "the general underlying policy of [the ordinary business] exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release further states that "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include ***the management of the workforce***, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. ... The second consideration relates to ***the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment"*** (emphasis added).

The Proposal clearly deals with the management of Kohl's workforce. One of the most fundamental functions performed by management is attracting and retaining the highest quality talent available. Decisions with respect to the benefit packages to be offered to Kohl's employees, which directly affect the ability to attract and retain employees, are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. These decisions and considerations cannot practicably be subject to direct shareholder oversight and micro-management.

In the ordinary course of its business, Kohl's actively monitors and attempts to control all of its expenses, including the costs of health care. Like many business considerations, healthcare benefit policy decisions cannot be made in a vacuum. Each of these decisions can have profound workforce implications, and must be made with a full knowledge and understanding of the competitive landscape. These decisions involve detailed analytical assessments of the risks and rewards of offering various benefit plan designs. Kohl's Human Resources executives and their advisors consider these complex issues on an ongoing basis. They assess the balance between the costs and benefits of offering varying levels of compensation and benefits to attract and retain the highest quality associates. With respect to health care benefits, consideration must be given not only to the raw cost of the services, but to the quality and availability of the services of each provider in Kohl's various provider networks. Moreover, the health care benefits are just one component of an entire compensation package, so with each decision on health care benefits, consideration must also be given to the potential impact on all of the other components of the package. Due to the complexity of these issues, Kohl's shareholders, no matter how intelligent they are, would not be in a position to make any informed judgment from the materials in the requested report. Staff recently concurred with these views in *Wal-Mart Stores, Inc.* (March 24, 2006) (*"Wal-Mart")* (proposal requesting that "the Board of Directors report on the public health services used by the Company in its domestic operations" was excludable).

The Proponent is likely to argue that the Proposal is not excludable because it focuses on "significant public policy issues" which would "transcend the day-to-day business matters", as described in the 1998 Release. Such is not the case in this instance, and as described in *Wal-Mart* and the other matters cited below, the clear precedent of the Staff has been to reject such arguments with respect to proposals seeking the same type of report on employee benefits requested in the Proposal.

Additionally, Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") provides "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." As discussed above, decisions with respect to compensation and employee benefit offerings involve a risk assessment of the cost versus the competitive advantages of numerous variations of the subject benefit. While the proponent was obviously careful not to use the word "risk", the supporting statement of the Proposal makes numerous references to the risks to Kohl's of escalating health care expenses:

> "The provision of health insurance is crucial to productivity-the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion-and can be critical to attracting and retaining talented workers. ...
>
> ...
>
> ... Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, The McKinsey Quarterly predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.
>
> ...
>
> ... American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.
>
> ...
>
> ... The Economist recently speculated that many American executives harbor similar sentiments and the US. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.
>
> ..."

Under the clear guidance of SLB 14C, the Proposal can and should be omitted, notwithstanding its vague attempt to couch the issues in terms of a significant policy issue while avoiding the use of the word "risk".

Staff has Consistently Deemed Similar Proposals Excludable.

The above-described outcome of *Wal-Mart* was entirely consistent with the Staff's long history of allowing exclusion of proposals that deal with employee health care benefits. **Most notably, in *International Business Machines Corporation* (January 13, 2005) Staff allowed exclusion of a proposal that requested IBM to "prepare and, make available to**

shareholders, within six months, a report examining the competitive impact of rising health insurance costs." Similar proposals have consistently been deemed excludable by Staff. *See General Motors Corporation* (March 24,2005) (proposal to establish a directors' committee to develop specific reforms for "the health care problem" was excludable); and *International Business Machines Corporation* (January 21, 2002) (proposal to require the company to provide information about health benefit costs and support the establishment of a national health insurance system was excludable).

Staff's precedent and prior guidance on this matter is extremely clear. Consistent with this precedent and guidance, Kohl's believes that the Proposal clearly deals with issues and considerations that involve its ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, Kohl's believes that the Proposal may be omitted from its Proxy Statement in accordance with Rule 14a-8(i)(7).

Kohl's respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from Kohl's Proxy Statement. By copy of this request letter, Kohl's is advising the Proponent of its intent to exclude the Proposal from the Proxy Statement. If there are any questions relating to this submission, please do not hesitate to contact me at (262) 703-2787. *Please acknowledge receipt of this letter by date stamping the enclosed copy of the first page and returning it in the enclosed self-addressed stamped envelope.*

Thank you for your attention to this matter.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counse/Secretary

cc: Laura Shaffer, The Nathan Cummings Foundation
Sister Linda Hayes, Dominican Sisters of Springfield Illinois
Susan Vickers, Catholic Healthcare West

ATTACHMENT A

The provision of health insurance is crucial to productivity-the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion-and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, The McKinsey Quarterly predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to Business Week, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of The New Yorker that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The Economist recently speculated that many American executives harbor similar sentiments and the US. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5* Sustainability Report, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

THE · NATHAN · CUMMINGS · FOUNDATION

January 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Kohl's Corporation to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and two co-sponsors submitted a shareholder proposal (the "Proposal") to Kohl's Corporation ("Kohl's" or the "Company"). The Proposal asks Kohl's to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated December 6, 2006, Kohl's stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Kohl's claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Kohl's ordinary business operations. As we discuss more fully below, Kohl's has not met its burden of proving it is entitled to omit the Proposal; its request for relief should accordingly be denied.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Kohl's argues that the Proposal is excludable on ordinary business grounds for three reasons. First, Kohl's claims that the Proposal seeks to micromanage the Company's provision of employee benefits to its workforce. Exchange Act Release No. 40018 (May 21, 1998)(the "1998 Release"), explains that certain day-to-day tasks, including "the management of the workforce," can not, "as a practical matter, be subject to direct shareholder oversight" and thus are excludable. The 1998 Release states that "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," are not suitable topics for shareholder proposals.

Neither of these considerations militate in favor the Proposal's exclusion. Contrary to Kohl's assertion, the Proposal does not seek "information on the methodologies behind the health care plan designs and the management of the health care benefits Kohl's provides to its employees." Instead, the Proposal asks Kohl's to assess the strategic impact of spiraling health care costs on Kohl's and Kohl's responses to this challenge. Such an evaluation would fall within the purview of the board and Kohl's most senior management, not the lower-level personnel

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

responsible for plan design, vendor selection and benefits policy. Thus, the Proposal is not concerned with day-to-day workforce management.

Similarly, the Proposal does not ask shareholders to make determinations regarding Kohl's health care benefits, as Kohl's argues. Direct shareholder oversight of health care benefits would be unwieldy and unworkable. But the Proposal does not try to impose such oversight. It operates at a much higher level of generality and seeks only a report on Kohl's overall approach to the problem. As a result, the concerns articulated by the Commission in the 1998 Release are not present here.

Second, Kohl's contends that the Proposal asks for a "risk assessment" and is thus excludable under a line of Staff decisions and a Staff Legal Bulletin interpreting the ordinary business exclusion as precluding proposals dealing with certain kinds of risks or liabilities. The Proposal does not once mention the word "risk," and it does not use the cost-benefit language of risk assessment. Kohl's nonetheless claims that the challenge mounting health care costs pose to Kohl's constitutes a risk, transforming the Proposal's request into a risk assessment.

As an initial matter, the Staff Legal Bulletin relied on by Kohl's—Staff Legal Bulletin 14C—confines the "risk assessment" reasoning to proposals dealing with "the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." The Proposal addresses neither environmental nor public health issues.

More broadly, Kohl's logic would turn any proposal about a challenge facing a company, from sweatshop labor to employment discrimination to harmful products—all of which have been deemed permissible topics for shareholder proposals--into an excludable "risk assessment" proposal. The exception should not be permitted to swallow the rule in this manner.

Finally, Kohl's states conclusorily that the Proposal does not involve a significant social policy issue making application of the ordinary business exclusion inappropriate under the 1998 Release. Assuming for argument's sake that the impact of rapidly rising health care costs on U.S. companies was properly considered not a significant policy issue in and before early 2005, when the International Business Machines Corporation[1] and General Motors Corporation[2] determinations Kohl's cites were issued, the landscape has now changed.

In the 2006 mid-term elections that changed control of both the U.S. House of Representatives and U.S. Senate, voters sent a strong message that the rising cost of health care is a key issue. Voters polled by Americans for Health Care in November 2006 identified rising health care costs as their top economic concern. (See http://www.americansforhealthcare.com/docUploads/health%20care%20in%202006%20elections%2Epdf) In December 2006, the Kaiser Family Foundation and Harvard School of Public Health found health care tied for second place with economic concerns in a survey of the public's policy priorities. (See http://www.kff.org/kaiserpolls /pomr120806nr.cfm) The same survey identified health care as one of the three issues Americans are most interested in for the 2008 election. A survey by the Employee Benefit Research Institute in May and June 2006 found that 59% of respondents rated the nation's health care system as "poor" or "fair." (Christopher Lee, "Shift in Congress Puts Health Care Back on the Table," The Washington Post (Dec. 25, 2006))

---

1 International Business Machines Corporation (Jan. 13, 2005 and Jan. 21, 2002).
2 General Motors Corporation (Mar. 24, 2005).

A number of Congressional initiatives related to health care and health insurance coverage are expected to be put forward when Congress returns to session in January 2007. Two of the House Democrats' top "Six for '06" priorities related to health care. (See Lee, supra.) Senator Ron Wyden has announced that he will introduce a bill to provide universal health insurance when Congress reconvenes. (Ricardo Alonso-Zaldivar, "Health Plan Aims to Cut Costs, Insure All," Los Angeles Times (Dec. 14, 2006))

There is also significant activity on the state level. Three states—Maine, Massachusetts and Vermont--have enacted measures designed to provide universal coverage to their residents. Similar legislation has been introduced in New Jersey. (See Richard G. Jones, "Health Insurance for all is Considered in New Jersey," The New York Times (Dec. 12, 2006)) Eight other states are considering universal coverage legislation, and seven more are studying the matter. (See www.ncsl.org/programs/health/ universalhealth2006.htm)

Senate Democrats in California proposed earlier this month to cover approximately 4.2 million of that state's 6 million uninsured, using a tax on both employers and employees. A proposal on the issue is expected from Governor Schwarzenegger in January. ("Democrats Offer Health Plan; State Senators Propose a Levy on Employers and Employees to Cover Most Uninsured Workers," Los Angeles Times (Dec. 13, 2006)) Federal legislation has been proposed to facilitate testing health-care reform ideas at the state level, then identifying the best-performing ones for consideration at the federal level. (See Guy Boulton, "Health Reform Looks to the States," Milwaukee Journal Sentinel (Nov. 26, 2006))

The cost of health care and health insurance is not only of intense interest to lawmakers and the general public; it is a particularly urgent social policy issue for U.S. companies that provide health benefits to their employees. General Motors CEO Rick Wagoner has quantified the burden: He estimates that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear. (Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," The Washington Post (Feb. 11, 2005)) In an increasingly global economy, U.S. companies' rapidly growing health care costs put them at a competitive disadvantage, given the larger role of government in providing health coverage in other countries.

The 2006 Kaiser/Health Research and Educational Trust employer survey reported that the cost of health insurance rose 7.7% in 2006, well over the 3.5% inflation rate. According to the survey, the cost of health insurance has increased by 87% since 2000, with cost increases outpacing inflation since 1999. (See http://www.kff.org/ insurance/7527/index.cfm) In the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row. (See http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8)

Some efforts to increase coverage have singled out employers to finance reforms. "Fair share" legislation, which effectively imposes a surcharge on large businesses that do not provide a specified level of health coverage to their employees, was passed over a gubernatorial veto in Maryland in January 2006, and has been proposed in other states. (See http://www.aflcio.org/issues/legislativealert/stateissues/healthcare/ns01052006.cfm) (The Maryland statute's validity is currently being litigated.) Even absent such legislation, employers bear a significant portion of the cost of our health insurance crisis. A study by the Commonwealth Fund estimated that employers that provide health care coverage spend $31 billion per year to cover their employees' uninsured family members. (Id.) In the current environment, then, it is difficult to imagine a more pressing social policy issue facing U.S. companies, including Kohl's, than the relentless growth of health care costs.

In sum, the Proposal does not seek to micromanage Kohl's health benefits or impose direct shareholder oversight of these programs. It asks Kohl's to report to shareholders on the implications of rapidly rising health care costs and how Kohl's is managing this challenge, matters shareholders can comprehend without difficulty. Moreover, the changed political climate both in Washington and at the state level, together with the upward march in the number of uninsured and continuing frustration of even insured Americans, have brought greater media attention and activity by political actors to the issue. Accordingly, the Proposal does not involve Kohl's ordinary business, and Kohl's request for no-action relief should be denied.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

L. Shaffer

Laura J. Shaffer
Manager of Shareholder Activities

cc: Richard Schepp
Kohl's Corporation
262-703-7274

KOHL'S

January 3, 2007

VIA FACSIMILE - (202) 772-9217
& DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

With this letter, I am forwarding a copy of correspondence received by Kohl's Corporation from the co-sponsors of the shareholder proposal which is the subject of my December 6, 2006 "no-action" letter request. This correspondence was inadvertently excluded from my December 6 request. Note that one of the co-sponsors, Catholic Healthcare West, has subsequently withdrawn as a co-sponsor.

Please advise if any further information is needed. Thank you for your attention to this matter.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Laura Shaffer, The Nathan Cummings Foundation
Sister Linda Hayes, Dominican Sisters of Springfield Illinois

THE · NATHAN · CUMMINGS · FOUNDATION

November 20, 2006

Richard D. Schepp
Secretary & General Counsel
Kohl's Department Stores
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp:

The Nathan Cummings Foundation is an endowed institution with approximately $500 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Kohl's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Kohl's Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Manager of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

November 20, 2006

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 67 shares of Kohls Corp Com worth $4,852.14 as of November 7, 2006. Nathan Cummings Foundation has held shares of Kohls Corp Com for more than one year and will continue to hold shares of Kohls Corp Com at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act in their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Second Vice President

Holdings for Nathan Cummings Foundation as of November 7, 2006

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS - General Account	26-91300	Kohls Corp Com	67.00	4,852.14	500255104	KSS

THE · NATHAN · CUMMINGS · FOUNDATION

January 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Kohl's Corporation to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and two co-sponsors submitted a shareholder proposal (the "Proposal") to Kohl's Corporation ("Kohl's" or the "Company"). The Proposal asks Kohl's to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated December 6, 2006, Kohl's stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Kohl's claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Kohl's ordinary business operations. As we discuss more fully below, Kohl's has not met its burden of proving it is entitled to omit the Proposal; its request for relief should accordingly be denied.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Kohl's argues that the Proposal is excludable on ordinary business grounds for three reasons. First, Kohl's claims that the Proposal seeks to micromanage the Company's provision of employee benefits to its workforce. Exchange Act Release No. 40018 (May 21, 1998)(the "1998 Release"), explains that certain day-to-day tasks, including "the management of the workforce," can not, "as a practical matter, be subject to direct shareholder oversight" and thus are excludable. The 1998 Release states that "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," are not suitable topics for shareholder proposals.

Neither of these considerations militate in favor the Proposal's exclusion. Contrary to Kohl's assertion, the Proposal does not seek "information on the methodologies behind the health care plan designs and the management of the health care benefits Kohl's provides to its employees." Instead, the Proposal asks Kohl's to assess the strategic impact of spiraling health care costs on Kohl's and Kohl's responses to this challenge. Such an evaluation would fall within the purview of the board and Kohl's most senior management, not the lower-level personnel

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

responsible for plan design, vendor selection and benefits policy. Thus, the Proposal is not concerned with day-to-day workforce management.

Similarly, the Proposal does not ask shareholders to make determinations regarding Kohl's health care benefits, as Kohl's argues. Direct shareholder oversight of health care benefits would be unwieldy and unworkable. But the Proposal does not try to impose such oversight. It operates at a much higher level of generality and seeks only a report on Kohl's overall approach to the problem. As a result, the concerns articulated by the Commission in the 1998 Release are not present here.

Second, Kohl's contends that the Proposal asks for a "risk assessment" and is thus excludable under a line of Staff decisions and a Staff Legal Bulletin interpreting the ordinary business exclusion as precluding proposals dealing with certain kinds of risks or liabilities. The Proposal does not once mention the word "risk," and it does not use the cost-benefit language of risk assessment. Kohl's nonetheless claims that the challenge mounting health care costs pose to Kohl's constitutes a risk, transforming the Proposal's request into a risk assessment.

As an initial matter, the Staff Legal Bulletin relied on by Kohl's—Staff Legal Bulletin 14C—confines the "risk assessment" reasoning to proposals dealing with "the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." The Proposal addresses neither environmental nor public health issues.

More broadly, Kohl's logic would turn any proposal about a challenge facing a company, from sweatshop labor to employment discrimination to harmful products—all of which have been deemed permissible topics for shareholder proposals--into an excludable "risk assessment" proposal. The exception should not be permitted to swallow the rule in this manner.

Finally, Kohl's states conclusorily that the Proposal does not involve a significant social policy issue making application of the ordinary business exclusion inappropriate under the 1998 Release. Assuming for argument's sake that the impact of rapidly rising health care costs on U.S. companies was properly considered not a significant policy issue in and before early 2005, when the International Business Machines Corporation[1] and General Motors Corporation[2] determinations Kohl's cites were issued, the landscape has now changed.

In the 2006 mid-term elections that changed control of both the U.S. House of Representatives and U.S. Senate, voters sent a strong message that the rising cost of health care is a key issue. Voters polled by Americans for Health Care in November 2006 identified rising health care costs as their top economic concern. (See http://www.americansforhealthcare.com/docUploads/health%20care%20in%202006%20elections%2Epdf) In December 2006, the Kaiser Family Foundation and Harvard School of Public Health found health care tied for second place with economic concerns in a survey of the public's policy priorities. (See http://www.kff.org/kaiserpolls /pomr120806nr.cfm) The same survey identified health care as one of the three issues Americans are most interested in for the 2008 election. A survey by the Employee Benefit Research Institute in May and June 2006 found that 59% of respondents rated the nation's health care system as "poor" or "fair." (Christopher Lee, "Shift in Congress Puts Health Care Back on the Table," The Washington Post (Dec. 25, 2006))

---

1 International Business Machines Corporation (Jan. 13, 2005 and Jan. 21, 2002).
2 General Motors Corporation (Mar. 24, 2005).

A number of Congressional initiatives related to health care and health insurance coverage are expected to be put forward when Congress returns to session in January 2007. Two of the House Democrats' top "Six for '06" priorities related to health care. (See Lee, supra.) Senator Ron Wyden has announced that he will introduce a bill to provide universal health insurance when Congress reconvenes. (Ricardo Alonso-Zaldivar, "Health Plan Aims to Cut Costs, Insure All," Los Angeles Times (Dec. 14, 2006))

There is also significant activity on the state level. Three states—Maine, Massachusetts and Vermont--have enacted measures designed to provide universal coverage to their residents. Similar legislation has been introduced in New Jersey. (See Richard G. Jones, "Health Insurance for all is Considered in New Jersey," The New York Times (Dec. 12, 2006)) Eight other states are considering universal coverage legislation, and seven more are studying the matter. (See www.ncsl.org/programs/health/ universalhealth2006.htm)

Senate Democrats in California proposed earlier this month to cover approximately 4.2 million of that state's 6 million uninsured, using a tax on both employers and employees. A proposal on the issue is expected from Governor Schwarzenegger in January. ("Democrats Offer Health Plan; State Senators Propose a Levy on Employers and Employees to Cover Most Uninsured Workers," Los Angeles Times (Dec. 13, 2006)) Federal legislation has been proposed to facilitate testing health-care reform ideas at the state level, then identifying the best-performing ones for consideration at the federal level. (See Guy Boulton, "Health Reform Looks to the States," Milwaukee Journal Sentinel (Nov. 26, 2006))

The cost of health care and health insurance is not only of intense interest to lawmakers and the general public; it is a particularly urgent social policy issue for U.S. companies that provide health benefits to their employees. General Motors CEO Rick Wagoner has quantified the burden: He estimates that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear. (Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," The Washington Post (Feb. 11, 2005)) In an increasingly global economy, U.S. companies' rapidly growing health care costs put them at a competitive disadvantage, given the larger role of government in providing health coverage in other countries.

The 2006 Kaiser/Health Research and Educational Trust employer survey reported that the cost of health insurance rose 7.7% in 2006, well over the 3.5% inflation rate. According to the survey, the cost of health insurance has increased by 87% since 2000, with cost increases outpacing inflation since 1999. (See http://www.kff.org/ insurance/7527/index.cfm) In the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row. (See http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8)

Some efforts to increase coverage have singled out employers to finance reforms. "Fair share" legislation, which effectively imposes a surcharge on large businesses that do not provide a specified level of health coverage to their employees, was passed over a gubernatorial veto in Maryland in January 2006, and has been proposed in other states. (See http://www.aflcio.org/issues/legislativealert/stateissues/healthcare/ns01052006.cfm) (The Maryland statute's validity is currently being litigated.) Even absent such legislation, employers bear a significant portion of the cost of our health insurance crisis. A study by the Commonwealth Fund estimated that employers that provide health care coverage spend $31 billion per year to cover their employees' uninsured family members. (Id.) In the current environment, then, it is difficult to imagine a more pressing social policy issue facing U.S. companies, including Kohl's, than the relentless growth of health care costs.

In sum, the Proposal does not seek to micromanage Kohl's health benefits or impose direct shareholder oversight of these programs. It asks Kohl's to report to shareholders on the implications of rapidly rising health care costs and how Kohl's is managing this challenge, matters shareholders can comprehend without difficulty. Moreover, the changed political climate both in Washington and at the state level, together with the upward march in the number of uninsured and continuing frustration of even insured Americans, have brought greater media attention and activity by political actors to the issue. Accordingly, the Proposal does not involve Kohl's ordinary business, and Kohl's request for no-action relief should be denied.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Laura J. Shaffer
Manager of Shareholder Activities

cc: Richard Schepp
Kohl's Corporation
262-703-7274

F A X

Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10017
Phone: 212-787-7300 Fax: 212-787-7377

TOTAL PAGES: Including Cover	5
DATE:	January 2, 2007
TO:	Richard Schepp 262-703-7274
FROM:	Laura Shaffer
COMMENTS:	**Re: Request by Kohl's Corporation to omit shareholder proposal submitted by the Nathan Cummings Foundation**

RECEIVED
JAN 02 2007

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

November 22, 2006

Richard D. Schepp
Secretary & General Counsel
Kohl's Department Stores
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp:

The Dominican Sisters of Springfield, IL is the beneficial owner of 55 shares of Kohl's Corporation common stock. Through this letter I notify you of our co-sponsorship of the enclosed resolution with the Nathan Cummings Foundation and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholder meeting in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Nathan Cummings Foundation in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. Please note that the contact person for this resolution will be Laura Shaffer at (212) 787-7300. Please send any materials for the filers of the resolution to all filers and to her as the contact person.

Sincerely,

Sr. Linda Hayes, OP

Sister Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, IL

cc: Laura Shaffer, Nathan Cummings Foundation
Dan Rosan - ICCR
Julie Wokaty - ICCR

061031 210 002000690 C 1
J.P. MORGAN SECURITIES INC.
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 10/01/06 to 10/31/06

SNAPSHOT

TOTAL PORTFOLIO
$110,169.10

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$8,815.97	$6,343.15
Securities	$101,353.13	$101,036.63
TOTAL PORTFOLIO VALUE	$110,169.10	$107,379.78



Portfolio Value
(in hundreds of dollars)
1,110
740
370
0
March 2006
June 2006
September 2006
This Period

A portfolio value less than $100.00 may not be displayed

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$2,324.24	$8,054.28
Net Core Fund Activity	($2,472.82)	($8,975.27)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$148.58	$1,425.51

LEGEND
( ) Numbers in parenthesis are debits or subtractions
NFS - National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 92.00%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
FEDERATED DEPT STORE INC DEL Estimated Yield 1.16% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/02/07	FD CASH	58	$43.91	$2,546.78	$2,506.18	$29.58		
GENERAL MILLS INC Estimated Yield 2.46% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/01/06	GIS CASH	65	$56.82	$3,693.30	$3,679.00	$91.00	$3,147.55	$545.75
HILTON HOTELS CORP Estimated Yield 0.55% Dividend Option Cash Capital Gain Option Cash	HLT CASH	100	$28.92	$2,892.00	unavailable	$16.00	$2,951.95	($59.95)
HOST HOTELS & RESORTS INC COM Estimated Yield 3.46% Dividend Option Cash Capital Gain Option Cash	HST CASH	130	$23.06	$2,997.80	unavailable	$104.00	$3,053.95	($56.15)
INTL BUSINESS MACH Estimated Yield 1.30% Dividend Option Cash Capital Gain Option Cash	IBM CASH	30	$92.33	$2,769.90	$2,458.20	$36.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$70.60	$3,883.00	$3,570.60			
LOCKHEED MARTIN CORP Estimated Yield 1.61% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/29/06	LMT CASH	50	$86.93	$4,346.50	$4,303.00	$70.00		
MASSEY ENERGY CO Estimated Yield 0.63% Dividend Option Cash Capital Gain Option Cash	MEE CASH	80	$25.25	$2,020.00	$1,675.20	$12.80		

Banc One Securities Corporation
Member NASD and SIPC
1 South Riverside
Suite 0291 · 11th Floor
Chicago, Illinois 60670-0291
(888) 326-2347
BANK ONE

Clearing Through
Pershing
Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, N.J. 07399

CONFIRMATION

MAIL TO:		FOR THE ACCOUNT OF:
DOMINICAN SISTERS INC SRI ACCOUNT ATTN SISTER LINDA HAYES 1237 WEST MONROE STREET SPRINGFIELD IL 62704-1680	ACCOUNT NUMBER: 60G-169828 ACCOUNT TYPE: 1 SOC. SEC/TAX ID: 37-0968955 YOUR ACCOUNT EXECUTIVE: NANCY PARSONS A.E. NUMBER: PBY	DOMINICAN SISTERS INC SRI ACCOUNT ATTN SISTER LINDA HAYES 1237 WEST MONROE STREET SPRINGFIELD IL 62704-1680

YOU BOUGHT:	
KOHLS CORPORATION	TRADE DATE: 07-16-01 PROCESS DATE: 07-16-01 SETTLEMENT DATE: 07-19-01 CUSIP NUMBER: 500255-10-4 SYMBOL: KSS

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST OR STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/CPTY
J66902	55	58.90	3,239.50		19.95	3.00		3,262.45	5/1
	A DLJ CO. IS SPCLST ON EXCH INDCT & MAY HAVE ACTED AS PRNCPL								
TOTALS	55		3,239.50		19.95	3.00		3,262.45	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:		YOU BOUGHT: KSS
DOMINICAN SISTERS INC SRI ACCOUNT ATTN SISTER LINDA HAYES 1237 WEST MONROE STREET SPRINGFIELD IL 62704-1680	ACCOUNT NUMBER: 60G-169828 ACCOUNT TYPE: 1 SOC. SEC/TAX ID: 37-0968955 YOUR ACCOUNT EXECUTIVE: NANCY PARSONS A.E. NUMBER: PBY	KOHLS CORPORATION

NBD

TRADE DATE: 07-16-01 PROCESS DATE: 07-16-01 SETTLEMENT DATE: 07-19-01	QUANTITY: 55 CUSIP NUMBER: 500255-10-4	NET AMOUNT: 3,262.45

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION. THE AMOUNT OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

DEC 27 2006

December 20, 2006

Richard D. Schepp
Secretary & General Counsel
Kohl's Department Stores
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp:

I have just learned that Catholic Healthcare West did not hold Kohl's common stock continuously for the past year. I withdraw my proposal and apologize for any inconvenience.

Sincerely,

Susan Vickers

Susan Vickers
VP, Community Health

The provision of health insurance is crucial to productivity-the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion-and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, The McKinsey Quarterly predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to Business Week, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of The New Yorker that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The Economist recently speculated that many American executives harbor similar sentiments and the US. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5* Sustainability Report, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

RECEIVED
NOV 28 2006

November 27, 2006

Richard D. Schepp
Secretary & General Counsel
Kohl's Department Stores
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Schepp:

Catholic Healthcare West, in collaboration with The Nathan Cummings Foundation, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2007 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution. Other shareholders will be co-sponsoring this proposal.

Catholic Healthcare West has held over $2000.00 worth of Kohl's Department Stores stock for more than one year. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Dan Rosan, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Laura J. Shaffer, The Nathan Cummings Foundation

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated December 6, 2006

The proposal requests that the board prepare a report examining the implications of rising health care expenses and how Kohl's is addressing this issue without compromising the health and productivity of its workforce.

There appears to be some basis for your view that Kohl's may exclude the proposal under rule 14a-8(i)(7), as relating to Kohl's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Kohl's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END